QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118841

PROSPECTUS

Cellegy Pharmaceuticals, Inc.
3,624,000 shares of common stock

        Our common stock is listed on the Nasdaq Stock Market under the symbol "CLGY." On September 23, 2004, the last reported sale price of the common stock on the Nasdaq Stock Market was $4.26 per share.

        Up to 3,624,000 shares of Cellegy common stock may be offered and sold over time by the shareholders named in this prospectus under the heading "Selling Shareholders," by their pledgees or donees, or by other transferees that receive the shares of common stock in transfers other than public sales.

        This investment involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

TABLE OF CONTENTS

Special Note regarding Forward-Looking Statements	2
The Company	3
Risk Factors	3
Use of Proceeds	12
Selling Shareholders	12
Plan of Distribution	13
Where You can Find More Information	15
Documents Incorporated by Reference	16
Legal Matters	17
Experts	17

        Unless the context otherwise requires, the terms "we," "our," "us" and "Cellegy" refer to Cellegy Pharmaceuticals, Inc., a Delaware corporation and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are also set forth in the section entitled "Factors Affecting Future Results" that appears in our Annual Report on Form 10-K for the year ended December 31, 2003, in Quarterly Reports on Form 10-Q (and any amendments thereto) and other documents that we subsequently file with the Commission, and in the section entitled "Risk Factors" in any supplements to this prospectus that we may file. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

THE COMPANY

        Cellegy Pharmaceuticals is a development stage specialty biopharmaceutical company that develops and intends to commercialize prescription drugs targeting primarily gastrointestinal conditions and sexual dysfunction using proprietary topical formulations and nitric oxide, or NO, donor technologies. In January 2004, Cellegy announced results of a preliminary analysis from our confirmatory Phase 3 study using Cellegesic™ (nitroglycerin ointment) for the treatment of chronic anal fissure pain, showing a reduction in anal fissure pain compared with a placebo control during the first three weeks of the trial, the primary efficacy end point of the study. We submitted New Drug Application, or NDA, to the United States Food and Drug Administration, or FDA, in June 2004.

        In addition to the anal fissure indication, we are developing Cellegesic for the treatment of hemorrhoids and a painful condition called dyspareunia, which prevents or inhibits sexual intercourse in many afflicted women. Other early stage NO donor product candidates in our pipeline address a number of conditions including prostate cancer, Raynaud's Disease and Restless Leg Syndrome.

        Cellegy is also developing two transdermal testosterone gel products. Tostrelle™ gel 0.5% is for the treatment of female sexual dysfunction in postmenopausal women. We have previously announced positive results of an interim analysis of a Phase 2 study using Tostrelle for the treatment of female sexual dysfunction. Fortigel™ (testosterone gel) 2.0%, replacement therapy for male hypogonadism, was the subject of a Not Approvable letter by the FDA in July 2003. Cellegy has had discussions and exchanges with the FDA which we believe may lead to agreement on the protocol of an additional Phase 3 clinical trial required for approval of the product. There can, however, be no assurances regarding the timing and outcome of these interactions and the FDA's decisions regarding Fortigel or our other products.

        We were incorporated in California in 1989. We reincorporated in Delaware in September 2004. Our principal offices are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, our telephone number is (650) 616-2200 and our internet address is www.cellegy.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

RISK FACTORS

        Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

Risks Relating to Our Business

We are subject to regulation by regulatory authorities including the FDA, which could delay or prevent marketing of our products. Unexpected regulatory outcomes could adversely affect our business and stock price.

        Cellegy's prescription product candidates, and our ongoing research and clinical activities such as those relating to our product candidates Cellegesic, Fortigel and Tostrelle, are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Before we obtain regulatory approval for the commercial sale of our potential drug products, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and efficacious for use in the clinical indication for which approval is sought. The timing of NDA submissions, the outcome of reviews by the FDA and the initiation and completion of other clinical trials are subject to uncertainty, change and unforeseen delays. Under the Prescription Drug User Fee Act, or PDUFA, the

FDA establishes a target date to complete its review of an NDA. Although the FDA attempts to respond by the relevant PDUFA date to companies that file NDAs, there is no obligation on the FDA's part to do so. In addition, extensive current pre-clinical and clinical testing requirements and the current regulatory approval process of the FDA in the United States and of certain foreign regulatory authorities, or new government regulations, could prevent or delay regulatory approval of Cellegy's products.

        The process of developing and obtaining approval for a new pharmaceutical product within this regulatory framework requires a number of years and substantial expenditures. There can be no assurance that necessary approvals will be obtained on a timely basis, if at all. Delays in obtaining regulatory approvals could have a material adverse effect on us. If we fail to comply with applicable regulatory requirements, we could be subject to a wide variety of serious administrative or judicially imposed sanctions and penalties, any of which would materially and adversely affect our business, results of operations and stock price.

        One or more of our ongoing or planned clinical trials could be delayed, or the FDA could issue a Not Approvable letter with respect to our future NDAs, as it did with our Fortigel NDA in July 2003. Such actions could result in further clinical trials or necessitate other time consuming or costly actions to satisfy regulatory requirements. For example, although there is still no definitive agreement with the FDA regarding requirements for approval of Fortigel, the FDA will require an additional Phase 3 clinical trial. The FDA may also decide to have an Advisory Panel review the submission of our product candidates with an uncertain outcome of such panel's recommendation, or take other actions having the effect of delaying or preventing commercial introduction of our products. Similarly, the FDA or other regulatory agencies could impose requirements on future trials that could delay the regulatory approval process for our products. There can be no assurance that the FDA or other regulatory agencies will find any of our trial data, including our filed NDA for Cellegesic or other sections of our regulatory submissions, sufficient to approve any of our product candidates for marketing in the United States or in other overseas markets.

        In January 2004, Cellegy reported positive results from its confirmatory Phase 3 study using Cellegesic for the treatment of chronic anal fissure pain, and we submitted an NDA to the FDA in June 2004. The Cellegesic trial was conducted in accordance with a Special Protocol Assessment, or SPA, agreed to with the FDA. An SPA is intended to provide assurance that if the pre-specified primary endpoint is achieved and no unexpected results are seen, the FDA will approve the product for commercial sale. Five subjects dropped out of the study as a result of headache. The SPA required that subjects discontinuing due to nitroglycerin related headache defined as one that occurs within 30 minutes of application should have their last daily pain intensity score, as recorded on the day the subject dropped out, carried forward each day through day 21. In the application of the SPA protocol regarding determination of which subjects dropped out due to nitroglycerin related headaches, a clinical judgment, based on each subject's entire records, was used to determine which of the five subjects discontinued due to nitroglycerin related headaches. Last daily pain intensity scores were carried forward for three of the five subjects. The other two subjects who withdrew from the trial due to headache had all of their available pain data prior to dropout included in the analysis. Among other things, the SPA required that post-discontinuation pain scores be obtained whenever possible from subjects who dropped out of the trial. Cellegy included such data in the statistical analysis.

        We believe we achieved positive results using the methods specified in the SPA. However, there can be no assurance that the FDA will find the Cellegesic trial data, the statistical analysis methodology used by the Company with the inclusion of post-discontinuation pain scores, the treatment of data from patients who dropped out of the study due to headaches or other sections of the NDA acceptable. The FDA may not agree that the trial data satisfies the standards specified in the SPA and may not ultimately grant marketing approval for Cellegesic. Failure of the FDA to approve Cellegesic for marketing, or imposition by the FDA of material additional conditions required to be satisfied prior to granting marketing approval, could have a material adverse effect on Cellegy's business and stock price.

        Sales of Cellegy's products outside the United States are subject to different regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of Cellegy's products in those countries.

Our clinical trial results are very difficult to predict in advance, and the clinical trial process is subject to delays. Failure of one or more clinical trials or delays in trial completion could adversely affect our business and our stock price.

        Results of pre-clinical studies and early clinical trials may not be good predictors of results that will be obtained in later-stage clinical trials. We cannot assure you that Cellegy's present or future clinical trials, including, for example, the Phase 2 study for Tostrelle or the Cellegesic Phase 2 hemorrhoid trial, will demonstrate the results required to continue advanced trial development and allow us to seek marketing approval for these or our other product candidates. Because of the independent and blind nature of certain human clinical testing, there will be extended periods during the testing process when we will have only limited, or no, access to information about the status or results of the tests. Cellegy and other pharmaceutical companies have believed that their products performed satisfactorily in early tests, only to find their performance in later tests, including Phase 3 clinical trials, to be inadequate or unsatisfactory, or that FDA Advisory Committees have declined to recommend approval of the drugs, or that the FDA itself refused approval, with the result that stock prices have fallen precipitously.

        Delays in the clinical trial process can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our regulatory submissions, including NDAs, will depend on several factors, including the following:

  •
  the rate of patient enrollment, which is affected by the size of the patient population, the proximity of patients to clinical sites, the difficulty of the entry criteria for the study and the nature of the protocol;

  •
  the timely completion of clinical site protocol approval and obtaining informed consent from subjects;

  •
  analysis of data obtained from preclinical and clinical activities;

  •
  changes in policies or staff personnel at regulatory agencies during the lengthy drug application review; and

  •
  the availability of experienced staff to conduct and monitor clinical studies, internally or through contract research organizations.

We have a history of losses, and we expect losses to continue for at least several years. We could be subject to delisting by the Nasdaq National Market.

        Our accumulated deficit as of June 30, 2004, was approximately $104.9 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses through at least 2005. We plan to increase our operating expenses as we continue to devote significant resources to pre-clinical studies, clinical trials, administrative, marketing, sales and patent activities. Accordingly, without substantial revenues from new corporate collaborations, royalties on product sales or other revenue sources, we expect to incur substantial operating losses in the foreseeable future as our potential products move through development, and we continue to invest in research and clinical trials. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. The amount of future net losses, and the time required to reach profitability, are both highly uncertain. To achieve sustained profitable operations, we must, among other things, successfully discover, develop, obtain regulatory approvals for and market pharmaceutical products. We cannot assure you that we will ever be able to achieve or sustain profitability.

        Cellegy's common stock is currently listed on the Nasdaq National Market. There are several requirements for the continued listing of our common stock on the Nasdaq National Market, including requirements relating to stock price and to compliance with certain financial standards. If we fail to satisfy one or more of the criteria for continued listing and are unable to demonstrate compliance within the time periods permitted by Nasdaq, our common stock would be delisted from the Nasdaq National Market and we would likely seek a listing on the Nasdaq SmallCap Market or some other market. Delisting from the Nasdaq National Market would have a material adverse effect on our business and stock price.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to develop or market products.

        Throughout our history, we have consumed substantial amounts of cash. Our cash needs are expected to increase during the fourth quarter of 2004 and in 2005 in order to fund the additional expenses required to continue our clinical development programs and to commercialize our Cellegesic product, if regulatory approval is obtained. In July 2004 Cellegy completed a private placement financing involving the sale of our common stock resulting in gross proceeds of approximately $10.3 million. However, Cellegy has no current source of significant ongoing revenues or capital beyond existing cash and investments, certain product sales of Rectogesic and skin care moisturizers and access to funding through the structured secondary offering facility that we entered into with Kingsbridge Capital Limited, or the SSO Facility. The amount of cash required will depend on numerous factors including, without limitation: requirements in support of our development programs, the progress and results of pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, including the cost of complying with potential additional FDA information and/or clinical trial requirements to obtain marketing approval of our Fortigel product candidate, the costs of filing, prosecuting, defending and enforcing our intellectual property rights, the outcome of the litigation involving the Fortigel license agreement with PDI, Inc., and legal costs and/or potential settlement payments associated with these legal proceedings. In order to complete the development, manufacturing and other pre-launch marketing activities necessary to commercialize our products, additional financing will be required.

        In addition to the SSO Facility, Cellegy may seek private or public equity investments and future collaborative arrangements with third parties to help fund future cash needs. There is no assurance that such funding will be available for us to finance our operations on acceptable terms, if at all, and any future equity funding may involve significant dilution to our shareholders. Under certain circumstances we could be prevented from or be limited in fully utilizing planned funding from the SSO Facility. Insufficient funding may require us to delay, reduce or eliminate some or all of our research and development activities, planned clinical trials, administrative programs, personnel, outside services and facility costs. In addition, Cellegy would be subject to de-listing by the Nasdaq National Market if certain financial standards are not maintained. Cellegy believes that available cash resources and interest earned thereon will be adequate to satisfy its capital needs through June 2005, assuming no material adverse financial impact associated with the PDI litigation and any subsequent legal proceedings.

The type and scope of patent coverage we have may limit the commercial success of our products.

        Cellegy's success depends, in part, on our ability to obtain patent protection for our products and methods, both in the United States and in other countries. Several of Cellegy's products and product candidates, such as Cellegesic, Fortigel and Tostrelle, are based on existing molecules with a history of use in humans but which are being developed by us for new therapeutic uses or in novel delivery systems which enhance therapeutic utility. We cannot obtain composition patent claims on the compounds themselves, and will instead need to rely on patent claims, if any, directed to use of the compound to treat certain conditions or to specific formulations. This is the case, for example, with our United States patents relating to Cellegesic and Fortigel. Such method-of-use patents may provide less protection than a composition-of-matter patent, because of the possibility of "off-label" use of the composition. Cellegy may not be able to prevent a competitor from using a different formulation or compound for a different purpose.

        No assurance can be given that any additional patents will be issued to us, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged. For example, oppositions have been filed with the European Patent Office regarding our European patent protecting the manufacture and use of nitroglycerin ointment and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. In December 2003, we reported that the Board of Opposition of the European Patent Office had rendered a verbal decision revoking Cellegy's European patent relating to its Cellegesic product and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. Although Cellegy has appealed this decision, an additional adverse outcome in the appeal process could have a negative effect on Cellegy, impacting the success of our marketing and corporate licensing efforts in Europe and adversely affecting our business and stock price.

        The patent position of companies engaged in businesses such as Cellegy's business generally is uncertain and involves complex legal and factual questions. There is a substantial backlog of patent applications at the United States Patent and Trademark Office, or USPTO. Patents in the United States are issued to the party that is first to invent the claimed invention. There can be no assurance that any patent applications relating to Cellegy's products or methods will issue as patents, or, if issued, that the patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us a competitive advantage.

        In addition, many other organizations are engaged in research and product development efforts in drug delivery and topical formulations that may overlap with Cellegy's products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by Cellegy. These rights may prevent us from commercializing technology, or may require Cellegy to obtain a license from the organizations to use the technology. Cellegy may not be able to obtain any such licenses that may be required on reasonable financial terms, if at all, and cannot be sure that the patents underlying any such licenses will be valid or enforceable. Moreover, the laws of certain foreign countries do not protect intellectual property rights relating to United States patents as extensively as those rights are protected in the United States. The issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries, so the extent of any patent protection is uncertain and may vary in different countries. As with other companies in the pharmaceutical industry, we are subject to the risk that persons located in other countries will engage in development, marketing or sales activities of products that would infringe our patent rights if such activities were in the United States.

Our product sales strategy involving corporate partners is highly uncertain.

        Cellegy is seeking to enter into agreements with corporate partners regarding commercialization of our lead product candidates. Besides the Fortigel license agreement with PDI, which is currently subject to litigation between the parties, Cellegy currently has a limited number of other agreements with third parties to commercialize our product candidates. In July 2004, Cellegy and Strakan Pharmaceuticals Limited entered into an exclusive license agreement for the future commercialization of Tostrex in Europe. However, Cellegy may not be able to establish other collaborative arrangements and we may not have the resources or the experience to successfully commercialize any such products on our own, particularly in overseas markets. Failure to enter into other arrangements could prevent, delay or otherwise have a material adverse effect on our ability to develop and market products, including our Cellegesic product in the United States, and our Tostrex and Rectogesic products, in markets outside of North America.

        With the current and future planned corporate partner arrangements, we may rely on our partners to conduct clinical trials, obtain regulatory approvals and, if approved, manufacture, distribute, market or co-promote these products. Reliance on third party partners can create risks to our product commercialization efforts. Once agreements are completed, particularly if they are completed at a relatively early stage of product development, Cellegy may have little or no control over the development or marketing of these potential products and little or no opportunity to review clinical data before or after public announcement of results. Further, any arrangements that may be established may not be successful or may be subject to dispute or litigation between the parties.

        In October 2003, Cellegy announced that it had received a communication on behalf of PDI invoking mediation procedures under the exclusive license agreement between PDI and Cellegy relating to Fortigel. The dispute resolution provisions of the agreement required non-binding mediation before either party could initiate further legal proceedings. Mediation proceedings were completed in early December 2003, after which both PDI and Cellegy initiated litigation proceedings. The legal proceedings have been consolidated in the United States District Court for the Northern District of California. Although Cellegy believes PDI's claims are without merit, there can be no assurances regarding the outcome of any such proceedings, or any potential counterclaims by PDI, and the Company could be required to devote significant time and resources to the proceedings. An adverse outcome in any such proceeding could have a material adverse financial impact on Cellegy.

We do not have any history of manufacturing products, and we have a limited number of critical suppliers.

        Cellegy has no direct experience in manufacturing commercial quantities of products and currently does not have any capacity to manufacture products on a large commercial scale. We currently rely on a limited number of contract manufacturers, primarily PendoPharm Inc., and certain other suppliers to manufacture our formulations. Although we are developing other contract manufacturers, there can be no assurance that we will be able to enter into acceptable agreements with them or validate facilities successfully on a timely basis. In the future, we may not be able to obtain contract manufacturing on commercially acceptable terms for compounds or product formulations in the quantities we need. Manufacturing or quality control problems, lack of financial resources or qualified personnel could occur with our contract manufacturers causing product shipment delays, inadequate supply, or causing the contractor not to be able to maintain compliance with the FDA's current good manufacturing practice requirements necessary to continue manufacturing. Such problems could limit our ability to produce clinical or commercial product and otherwise adversely affect Cellegy's business and stock price.

        In July 2003, PanGeo Pharma, Cellegy's major contract manufacturer, filed for bankruptcy protection under Canadian law. Under a reorganization plan, PanGeo sold its facilities to an affiliate of Pharmascience, another Canadian manufacturer, and was renamed PendoPharm Inc. Uncertainty exists concerning the future operations of the manufacturing plant that is used to manufacture products for Cellegy, and whether PendoPharm will be able to meet Cellegy's clinical and product requirements on a timely basis, if at all, in the future. In addition, there can be no assurances relating to PendoPharm's ability to produce product under Good Manufacturing Practices required by the FDA or other regulatory agencies. Cellegy is in the process of establishing an alternative production site at a domestic location. This is an expensive and time consuming process and there may be delays and additional costs relating to the technical transfer and validation of alternate suppliers.

We currently have no drug products we sell on our own and have limited sales and marketing experience.

        We may market some of our products, if successfully developed and approved, through a direct sales force in the United States and through sales and marketing partnership or distribution arrangements outside the United States. Cellegy has very limited experience in sales, marketing or distribution. To market these products directly, we may establish a direct sales force in the United States or obtain the assistance of a marketing partner. If we enter into marketing or licensing arrangements with established pharmaceutical companies, our revenues will be subject to the terms and conditions of such arrangements and will be dependent on the efforts of our partner. Cellegy may not have the financial capability to successfully establish a direct sales force or our collaborators may not effectively market our products. Either circumstance could have a material adverse effect on the successful commercialization of our products and ultimate profitability.

We have very limited staffing and will continue to be dependent upon key employees.

        Our success is dependent upon the efforts of a small management team and staff. We have employment agreements and a severance/retention plan in place with certain executives, but none of our executives are legally bound to remain employed for any specific term. If key individuals leave Cellegy, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends upon our ability to continue to attract and retain qualified scientific, clinical, marketing and administrative personnel. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for the development and growth of our business.

Risks Relating to Our Industry

We face intense competition from larger companies, and in the future Cellegy may not have the resources required to develop innovative products. Cellegy's products are subject to competition from existing products.

        The pharmaceutical industry is subject to rapid and significant technological change. In the development and marketing of prescription drugs, Cellegy faces intense competition. Cellegy is much smaller in terms of size and resources than many of its competitors in the United States and abroad, which include, among others, major pharmaceutical, chemical, consumer product, specialty pharmaceutical and biotechnology companies, universities and other research institutions. Cellegy's competitors may succeed in developing technologies and products that are safer and more effective than any that we are developing and could render Cellegy's technology and potential products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources, clinical production and marketing capabilities and regulatory experience. In addition, Cellegy's products are subject to competition from existing products. For example, Cellegy's Fortigel product, if ever commercialized in the United States, is expected to compete with two currently marketed testosterone gel products sold by Unimed/Solvay and Auxilium Pharmaceuticals, a transdermal patch product sold by Watson Pharmaceuticals, a Buccal tablet from Columbia Laboratories and potential generic products which may be introduced before or after Fortigel is commercialized.

        Cellegy's Cellegesic product, if commercialized, is expected to compete with over-the-counter products, such as Preparation H marketed by Wyeth, and various prescription products. As a result, we cannot assure you that Cellegy's products under development will be able to compete successfully with existing products or innovative products under development by other organizations.

We are subject to the risk of product liability lawsuits.

        The testing, marketing and sale of human health care products entails an inherent risk of allegations of product liability. We are subject to the risk that substantial product liability claims could be asserted against us in the future. Cellegy has obtained $5 million in insurance coverage relating to our clinical trials. There can be no assurance that Cellegy will be able to obtain or maintain insurance on acceptable terms, particularly in overseas locations, for clinical and commercial activities or that any insurance obtained will provide adequate protection against potential liabilities.

Risks Relating to Our Stock

Our stock price could be volatile.

        Our stock price has from time to time experienced significant price and volume fluctuations. Since becoming a public company, our stock price has fluctuated in conjunction with the Nasdaq Stock Market generally and sometimes on matters more specific to Cellegy, such as an announcement of clinical trial or regulatory results or other corporate developments. Events or announcements that could significantly impact our stock price include:

  •
  Publicity or announcements regarding regulatory developments relating to our products particularly Fortigel and Cellegesic;

  •
  Clinical trial results, particularly the outcome of our more advanced studies; or negative responses from regulatory authorities with regard to the approvability of our products;

  •
  Period-to-period fluctuations in our financial results, including our cash and investment balance, operating expenses, cash burn rate or revenues;

  •
  Negative announcements, additional legal proceedings or financial problems of our key suppliers, particularly relating to our Canadian manufacturer and our service providers;

  •
  Sales in the public market by one or more of our larger stockholders of significant amounts of our common stock;

  •
  A negative outcome in litigation or other potential legal proceedings with PDI relating to the Fortigel license agreement; or

  •
  Other potentially negative financial announcements, including delisting from the Nasdaq National Market, review of any of our filings by the Securities and Exchange Commission, changes in accounting treatment or restatement of previously reported financial results or delays in our filings with the SEC.

The Kingsbridge SSO financing arrangement may have a dilutive impact on our stockholders. The SSO arrangement imposes certain limitations on our ability to issue equity or equity-linked securities.

        There are 4,000,000 shares of our common stock that are reserved for issuance under the structured secondary offering facility arrangement, SSO Facility, that we entered into in January 2004 with Kingsbridge Capital Limited, or Kingsbridge, 260,000 shares of which are related to a warrant that we issued to Kingsbridge. In certain circumstances where the registration statement covering those shares is not effective or available to Kingsbridge, additional shares may be issuable to Kingsbridge under the agreement. Such circumstances could include, for example, suspending Kingsbridge's ability to sell shares pursuant to the registration statement because of the existence of material undisclosed developments relating to Cellegy. If within 15 trading days following any settlement date on which Cellegy issues shares to Kingsbridge under the SSO Facility, Cellegy suspends Kingsbridge's ability to sell shares by delivering a notice to Kingsbridge, referred to as a blackout notice, then if the volume weighted average market price of our common stock, or the VWAP, is lower on the trading day immediately before the blackout notice is delivered than it is on the first trading date after the blackout trading period is lifted, Cellegy is obligated to pay to Kingsbridge an amount based on a percentage, ranging from 75% to 25% depending on when the blackout notice is delivered, of the difference between the two VWAP prices multiplied by the number of shares purchased by Kingsbridge under the most recent drawn down and held by Kingsbridge immediately before the suspension was imposed.

Cellegy may, in its discretion, pay this amount either in cash or in shares, the value of which is based on the market price of the common stock on the first trading date after the registration statement became available again. The issuance of shares under the SSO Facility at a discount to the market price of the common stock, and upon exercise of the warrant, will have a dilutive impact on other shareholders, and the issuance or even potential issuance of such shares, if any, could have a negative effect on the market price of our common stock. If we sell stock to Kingsbridge when our share price is decreasing, such issuance will have a more dilutive effect and may further decrease our stock price. A decrease in our stock price or other consequences of issuing shares under the SSO Facility could potentially cause us not to satisfy one or more requirements for the continued listing of our common stock on the Nasdaq National Market, or could impair or prevent our ability to obtain additional required financing, resulting in a damaged capital structure.

        To the extent that Kingsbridge sells shares of our common stock issued under the SSO Facility to third parties, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of dilution from sales of stock to or by Kingsbridge may cause holders of our common stock to sell their shares or encourage short sales. This could contribute to decline in our stock price.

        During the two-year term of the SSO Facility, we are subject to certain restrictions on our ability to engage in certain equity or equity-linked financings without the consent of Kingsbridge. These restrictions primarily relate to non-fixed future-priced securities. We may not issue securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for such common stock is determined using a floating or otherwise adjustable discount to the market price of the common stock during the two year term of our agreement with Kingsbridge. However, the agreement does not prohibit us from conducting most kinds of additional debt or equity financings, including Private Investment In Public Equity (PIPEs), shelf offerings, and secondary offerings.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by any of the selling shareholders.

SELLING SHAREHOLDERS

        We are registering the shares of common stock pursuant to a Common Stock and Warrant Purchase Agreement dated as of July 27, 2004, referred to as the Agreement, by and among Cellegy and certain investors including the selling shareholders named below. Each selling shareholder represented to us, in their respective agreements, that they were purchasing such shares for investment and with no present intention of distributing or reselling such securities. However, in recognition of the fact that each such shareholder, even though purchasing such shares for investment, wishes to be legally permitted to sell the shares when they deem appropriate, we have filed a Registration Statement of which this prospectus is a part.

        The following table sets forth information based on Cellegy's knowledge as of the date of this prospectus, with respect to the selling shareholders and the shares of common stock that may be offered pursuant to this prospectus. Except as described below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling shareholders are not obligated to sell shares of common stock, and because selling shareholders may also acquire or dispose of publicly traded shares of our common stock, we cannot accurately estimate how many shares of common stock each selling shareholder will beneficially own after this offering.

	Shares of Common Stock Beneficially Owned(1) Prior to the Offering					Shares of Common Stock Beneficially Owned(1) After the Offering
July 2004 Purchasers				Number of Shares Being Offered
	Number		Percent			Number	Percent
Members of the Tisch Family	4,606,443	(2)	19.8%	720,000	(3)	3,886,443	17.2%
SJ Strategic Investments LLC	7,028,993	(7)	30.2%	1,200,000	(4)	5,828,993	26.4%
Kingsway, LLC	1,200,000		5.2%	1,200,000	(4)	—	0.0%
Fuller & Thaler Behaviorial Finance Fund, Ltd	1,068,300		4.6%	264,000	(5)	804,300	3.5%
Broadwood Partners, LP	240,000		1.0%	120,000	(6)	120,000	*
Silver Oak Investment, Inc.	120,000		*	120,000	(6)	—	0.0%

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Assumes that all of the offered shares are sold, that no other shares shown in the table as beneficially owned by the selling shareholder are sold, and that the selling shareholder does not acquire any other shares of our common stock.

(2)
Includes 578,100 shares owned by Andrew H. Tisch and trusts of which he is trustee and beneficiary, 578,100 shares owned by Daniel R. Tisch and trusts of which he is trustee and beneficiary, 578,100 shares owned by James S. Tisch and trusts of which he is trustee and beneficiary, 578,100 shares owned by Thomas J. Tisch and trusts of which he is trustee and beneficiary, 6,400 shares owned by Jessica S. Tisch, 6,400 shares owned by Benjamin Tisch, 6,400 shares owned by Merryl H. Tisch as custodian for Samuel Tisch, 2,107,143 shares owned by a partnership in which Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are partners, 47,700 shares owned by a limited liability company over which Thomas J. Tisch has voting power and investment power, and 120,000 shares issuable upon exercise of warrants. Based on a Schedule 13D filed with the Securities and Exchange Commission on September 19, 2003 and Form 4s filed on July 29, 2004, by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch. The address for each shareholder is c/o Barry Bloom, 667 Madison Avenue, New York, NY 10021.

(3)
Includes 120,000 shares issuable upon exercise of warrants issued to the named shareholder pursuant to the Agreement.

(4)
Includes 200,000 shares issuable upon exercise of warrants issued to the named shareholder pursuant to the Agreement.

(5)
Includes 44,000 shares issuable upon exercise of warrants issued to the named shareholder pursuant to the Agreement.

(6)
Includes 20,000 shares issuable upon exercise of warrants issued to the named shareholder pursuant to the Agreement.

(7)
Based on information contained in a Form 4 filed on July 29, 2004, by Mr. John Gregory, indicating indirect beneficial ownership of shares held by SJ Strategic Investments, LLC. The address of the selling shareholder is 340 Edgemont Avenue, Suite 500, Bristol, TN 37620.

PLAN OF DISTRIBUTION

        We have filed a Registration Statement of which this prospectus forms a part pursuant to registration rights we granted to the selling shareholders pursuant to Agreement. To our knowledge, no selling shareholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus.

        Who May Sell; How Much; Applicable Restrictions.    The selling shareholders may from time to time offer the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholders may arrange for other broker-dealers to participate. The selling shareholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters," and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling shareholders may be deemed to be underwriters, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act of 1933, as amended, or the Securities Act, and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any broker, dealer, agent or underwriter regarding the sale of the shares of common stock by the selling shareholders.

        Manner of Sales and Applicable Restrictions.    The selling shareholders will act independently of Cellegy in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Stock Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

    (a)
    a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    (b)
    purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

    (c)
    an over-the-counter distribution in accordance with the Nasdaq rules;

    (d)
    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    (e)
    privately negotiated transactions.

        A selling shareholder may decide not to sell any shares. We cannot assure you that any selling shareholder will use this prospectus to sell any or all of the shares. Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling shareholder may transfer, devise or gift the shares by other means not described in this prospectus.

        Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M (which regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other such person). The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

        Hedging and Other Certain Transactions with Broker-Dealers.    In connection with distributions of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling shareholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

        Expenses Associated With Registration.    We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling shareholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such selling shareholder.

        Indemnification.    Under the terms of the Agreement, we have agreed to indemnify each of the parties to the Agreement and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

        Prospectus Updates; Suspension of this Offering.    At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the Agreement, if Cellegy notifies a selling shareholder that the prospectus must be supplemented or amended or a filing under the Exchange Act must be made so as to cause the prospectus to become current, the selling shareholders have agreed not to trade shares of common stock from the time the selling shareholder receives notice from Cellegy of such an event until such party receives a prospectus supplement or amendment. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to the parties within the term periods described in the Agreement.

        Further Restrictions on Sale.    The selling shareholders agreed in the Agreement to sell Shares pursuant to this Prospectus only during a "Permitted Window." A "Permitted Window" is a period of 30 consecutive calendar days commencing upon delivery to the shareholder of our written notification to the shareholder in response to a Notice of Resale that the Prospectus contained in the Registration Statement is available for resale. In order to cause a Permitted Window to commence, the shareholder must first give written notice to Cellegy of the shareholder's present intention to sell part or all of the shares (a "Notice of Resale"). Upon receipt of such Notice of Resale, Cellegy will give written notice to the shareholders as soon as practicable, but in no event not more than two business days after such receipt, that (A) the Permitted Window will commence on the date such notice is received by the shareholder, (B) it is necessary for Cellegy to supplement the Prospectus or make an appropriate filing with the Commission so as to cause the Prospectus to become current, or (C) Cellegy is required under the Securities Act to amend the Registration Statement in order to cause the Prospectus to be current. If Cellegy determines that a supplement to the Prospectus, the filing of a report pursuant to the Exchange Act or an amendment to the Registration Statement is necessary, it will take such actions as soon as reasonably practicable (subject to certain exceptions), and Cellgy will notify the shareholders of the filing of such supplement, report or amendment, and, in the case of an amendment, the effectiveness thereof, and the Permitted Window will then commence. Under certain circumstances, Cellegy is permitted to postpone the commencement of a Permitted Window for up to 60 days after receipt of a Notice of Resale. Cellegy may also defer the commencement of the Permitted Window if so requested by an underwriter in connection with an underwritten offering of Cellgey's securities so long as any selling shareholders in such underwritten offering are subject to a lock-up agreement of the same duration. Cellegy is also permitted upon notice to the Investors to suspend a Permitted Window after it has opened for up to 30 days.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. This Web site can be accessed at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to A. Richard Juelis, our Chief Financial Officer, at (650) 616-2200.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" information in this prospectus and other information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, amend and/or replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities that we have registered have been resold:

        We incorporate by reference the following documents that we previously filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    (a)
    our annual report on Form 10-K for the fiscal year ended December 31, 2003;

    (b)
    all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003, including: (1) our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004; (2) our Reports on Form 8-K filed on January 21, 2004, January 27, 2004, March 25, 2004, May 6, 2004, July 7, 2004, July 8, 2004, July 14, 2004, July 28, 2004, August 10, 2004, and September 3, 2004; and (3) our Report on Form 8-K/A filed on January 23, 2004; and

    (c)
    the description of our common stock contained in our registration statement on Form 8-A/A filed with the SEC on September 7, 2004.

        Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address: Chief Financial Officer, Cellegy Pharmaceuticals, Inc., 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, telephone: (650) 616-2200. You may also reference these documents through our website at www.cellegy.com.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Weinetraub Genshlea Chediak Sproul, a law corporation, our counsel.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and for the year ended December 31, 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 that are included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002, are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

CELLEGY PHARMACEUTICALS, INC.

3,624,000 Shares of Common Stock

PROSPECTUS

September 29, 2004

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
LEGAL MATTERS
EXPERTS